UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35901 / January 13, 2026

_____

In the Matter of   :
                                                                              :
ONEX DIRECT LENDING BDC FUND   :
ONEX CREDIT ADVISOR, LLC   :
ONEX CREDIT PARTNERS, LLC   :
ONEX CREDIT MANAGEMENT LLC   :
ONEX CREDIT PARTNERS EUROPE LLP   :
AND CERTAIN OF THEIR AFFILIATED ENTITIES AS DESCRIBED IN   :
APPENDIX A TO THE APPLICATION   :
                                                                              :
930 Sylvan Avenue   :
Englewood Cliffs, NJ 07632   :
                                                                              :
(812-15856)   :
                                                                              :
_____

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Onex Direct Lending BDC Fund, *et al*. filed an application on July 16, 2025 and an amendment
to the application on December 11, 2025, requesting an order under sections 17(d) and 57(i) of
the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On December 16, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35822). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Onex Direct Lending BDC Fund, *et al*. (File No. 812-15856) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.